Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas 75201

October 8, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Michael Clampitt

Re:                             Hilltop Holdings Inc.
Registration Statement on Form S-4
File No. 333-196367

Dear Mr. Clampitt:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hilltop Holdings Inc. (“Hilltop”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:00 p.m., Eastern time, on Friday, October 10, 2014, or as soon as possible thereafter.

In connection with this request, Hilltop acknowledges the following:

•                  Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve Hilltop from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                  Hilltop may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hilltop Holdings Inc.

By:	/s/ COREY G. PRESTIDGE
Corey G. Prestidge
General Counsel and Secretary